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11015896

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SEC Mail Processing Section
RECEIVED
FEB 22 2011
Washington, DC
211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48662

FACING PAGE
Information Required of Brokers and Dealers Pursuant to §17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10.
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GRAND CAPITAL CORPORATION

OFFCIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (do not use PO Box No.)

115 West 45th Street Suite 602
Street Address

New York,	New York	10036
City	State	Zip Code

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT.

Eli Homnick	(212) 246-7688
Name	Telephone

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard G. Baccari, CPA
Name of individual (first, middle, last)

10 Mitchell Place, Suite 202	White Plains,	New York	10601
Address	City	State	Zip

Check One:
_X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions.

For Official Use Only

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 142C(3-91)

OATH OR AFFIRMATION

I, Eliezer Homnick ________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grand Capital Corporation ________________, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

BARBARA J. GLENNS
NOTARY PUBLIC, State of New York
No. 01GL4727413
Qualified in New York County
Commission Expires: 02-28-2015

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

_X_ (a) Facing page
_X_ (b) Statement of Financial Condition
_X_ (c) Statement of Income (Loss)
_X_ (d) Statement of Changes in Financial Condition – CASH FLOWS
_X_ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
_X_ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
_X_ (g) Computation of Net Capital
___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
___ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3
___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3
_X_ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
_X_ (l) An Oath or Affirmation
_X_(m)A copy of the SIPC Supplemental Report
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GRAND CAPITAL CORPORATION

TABLE OF CONTENTS

DECEMBER 31, 2010

RICHARD G. BACCARI & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
10 Mitchell Place, Suite 202, White Plains, New York 10601
Telephone (914) 686-1201
Fax (914) 686-1281
www.rgbcpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Grand Capital Corporation:

We have audited the accompanying statement of financial condition of Grand Capital Corporation (the "Company") as of December 31, 2010 and the related statements of income and expense, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Grand Capital Corporation as of December 31, 2010, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard G. Baccari & Co LLP

White Plains, New York
February 7, 2011

GRAND CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2010

ASSETS

Current Assets:		
Cash	$	71,759
Other Receivable		3,490
Commissions Receivable		26,290
Good Faith Deposit Account		25,000
Total Current Assets		126,539
Total Assets	$	126,539

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accrued Expenses	$	60,885
Total Current Liabilities		60,885
Stockholder's Equity:		
Common Stock, no par value: authorized 200 shares; issued and outstanding 100 shares		100
Additional Paid-In Capital		76,900
Retained Earnings		(11,346)
Total Stockholder's Equity		65,654
Total Liabilities and Stockholder's Equity	$	126,539

GRAND CAPITAL CORPORATION

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:	
Commissions	$ 310,014
Other Income	100,940
Total Revenues	410,954
Expenses:	
Compensation - Office	174,308
Regulatory Fees	14,026
Administrative Expenses	229,984
Total Expenses	418,318
Net (Loss)	$ (7,364)

GRAND CAPITAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

Stockholder's Equity, January 1, 2010	$	73,018
Net (Loss)		(7,364)
Stockholder's Equity, December 31, 2010	$	65,654

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2010

Balance, January 1, 2010	-
Increase and (Decreases)	-
Balance, December 31, 2010	-

See Notes to the Financial Statements and Independent Auditors' Report

GRAND CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flows from Operating Activites:		
Net (Loss)	$	(7,364)
Adjustments to reconcile net (loss) to net cash (used) in operating activities:		
Decrease in Prepaid Expenses		6,751
(Increase) in Other Receivable		(3,490)
(Increase) in Commission Receivable		5,079
Increase in Accrued Expenses		(9,477)
Net adjustment		(1,137)
Net cash (used) in operating activites		(8,501)
Net (decrease) in cash and cash equivalents		(8,501)
Cash - beginning of year		80,260
Cash - end of year	$	71,759
Cash paid during the year for:		
Taxes	$	350
Interest	$	-

See Notes to the Financial Statements and Independent Auditors' Report

GRAND CAPITAL CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 1- ORGANIZATION:

Grand Capital Corporation (the "Company"), a New York corporation, was incorporated on March 23, 1995 for the purpose of acting as selling agent of securities on behalf of its customers. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. ("NASD") whose successor organization is the Financial Industry Regulatory Authority ("FINRA").

The Company opened a branch office in Israel in 2006 which engages in the same activity as the New York office. All activity related to the branch office has been included in the financial statements.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition:

The Company prepares its financial statements on an accrual basis. Accordingly, expenses are recorded when incurred, and revenues are recognized when earned.

Cash and Cash Equivalents:

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains their cash and cash equivalents in highly rated financial institutions located primarily in the New York City metropolitan area.

Income Taxes:
As of January 1, 1996, the Company elected to be taxed under subchapter S of the Internal Revenue Code. The net income of the corporation is therefore not subject to corporate income tax, but rather it is passed through to the shareholders, and tax is then incurred at the individual level. New York City does not recognize the subchapter S election therefore the Company is subject to corporate income taxes on the income allocated to New York City.

GRAND CAPITAL CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 3- CASH, CASH EQUIVALENTS, AND CONCENTRATION OF CREDIT RISK:

The statement of cash flows classifies changes in cash and cash equivalents (short-term highly liquid investments convertible into cash with an original maturity of three months or less) according to operating, investing, or financing activities.

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist principally of cash and commissions receivable.

The Company places its cash with financial institutions which management considers are of high quality; however, at times such deposits may be in excess of the Federal Deposit Insurance Corporation insurance limit. There were no deposits in excess of FDIC limits as of December 31, 2010.

NOTE 4- COMMISSIONS RECEIVABLE:

Commission receivable represents monies due to the Company from its clearing broker for sales of securities on behalf of customers. Commission receivable is $26,290 as of December 31, 2010. The entire receivable was collected in January 2011.

NOTE 5- REGULATORY COMPLIANCE:

The Company is exempt from Rule 15c3-3 pursuant to subparagraph (k)(2)(i). The Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 ("Net Capital Rule"), which requires its net capital to be at least $50,000, and its aggregate indebtedness be less than 15 to 1. As of December 31, 2010, the Company's net capital was $61,664 which exceeded its effective requirement of $50,000 by $11,664.

NOTE 6- RELATED PARTY TRANSACTIONS:

The Company currently subleases office space from G.C.C. Inc., a related party on a month-to-month basis for the New York office and the Israel office. There is no operating lease in place as of December 31, 2010. Rent expense for the year ended December 31, 2010 is $76,000.

NOTE 7 - CONTINGENCIES:

During 2008, FINRA commenced an investigation into the Company's written supervisory procedures. The Company has cooperated with FINRA's investigation by providing documentation and other information. On or about December 30, 2010, the Company and its registered principal signed an Acceptance, Waiver and Consent ("AWC") with FINRA to settle the matter.

GRAND CAPITAL CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 8 – SUBSEQUENT EVENTS:

On January 12, 2011, the Company filed a Rule 1017 Application with FINRA in order to gain approval to transfer all of the customer accounts of the Company to another broker dealer. The intention of the Company is to file a withdrawal as a broker dealer. As of the date of the financial statements the Company has not received the approval.

On February 7, 2011 a revised AWC was signed. A monetary sanction of $30,000 was assessed to the Company and its principal.

GRAND CAPITAL CORPORATION

SCHEDULE I - COMPUTATION OF NET CAPITAL

DECEMBER 31, 2010

Common Stock		$ 100	
Additional Paid in Capital		76,900	
Retained Earnings		(11,346)	
Total Stockholder's Equity			65,654
Less: Non-Allowable Assets			(3,990)
Net Capital			$ 61,664
Less the Greater of:			
Minimum Dollar Net Capital Required	50,000		
or			
Minimum Net Capital Required: (6 2/3% of Aggregate Indebtedness $60,885)	4,059		50,000
Excess Net Capital			$ 11,664

GRAND CAPITAL CORPORATION
SCHEDULE II - AGGREGATE INDEBTEDNESS
DECEMBER 31, 2010

Accrued Expenses	$ 60,885
Percentage of Aggregate Indebtedness to Net Capital	99%

GRAND CAPITAL CORPORATION
SCHEDULE III - SCHEDULE OF NON ALLOWABLE ASSETS
DECEMBER 31, 2010

Petty cash	$ 500
Other Receivable	3,490
	$ 3,990

No material differences exist between the above computation and the computation included in the corresponding Form X-17A-5 Part II A filing.

RICHARD G. BACCARI & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS
10 Mitchell Place, Suite 202, White Plains, New York 10601
Telephone (914) 686-1201
Fax (914) 686-1281
www.rgbcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Grand Capital Corporation:

In planning and performing our audit of the financial statements of Grand Capital Corporation (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide mangement with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and those transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

RICHARD G. BACCARI & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
10 Mitchell Place, Suite 202, White Plains, New York 10601
Telephone (914) 686-1201
Fax (914) 686-1281
www.rgbcpa.com

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard G Baccari & Co LLP

White Plains, New York
February 7, 2011

RICHARD G. BACCARI & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
10 Mitchell Place, Suite 202, White Plains, New York 10601
Telephone (914) 686-1201
Fax (914) 686-1281
www.rgbcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Grand Capital Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Grand Capital Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Grand Capital Corp.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Grand Capital Corp.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries [General Ledger] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC 7-T and in the related schedules and working papers [general ledger] supporting the adjustments noting no differences; and

4. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

RICHARD G. BACCARI & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
10 Mitchell Place, Suite 202, White Plains, New York 10601
Telephone (914) 686-1201
Fax (914) 686-1281
www.rgbcpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Richard G. Baccari & Co

White Plains, New York
February 7, 2011

GRAND CAPITAL CORPORATION

FORM X - 17A - 5

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2010